invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED
2007 JAN -3 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-02142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

07020126

SUPPL

13 December 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of a Major Interests in Shares.

Yours faithfully,

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

Dew 1/8

RNS Number:7488N
Invensys PLC
12 December 2006

INVENSYS PLC ('the Company')

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, on 12 December 2006 we received notification from Barclays PLC that as of 7 December 2006 Barclays PLC no longer has a notifiable interest in the ordinary share capital of the Company.

Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 12 December 2006